LONG ISLAND ICED TEA CORP.

116 Charlotte Avenue

Hicksville, NY 11801

October 12, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Long Island Iced Tea Corp.
Registration Statement on Form S-3
Filed September 30, 2016
File No. 333-213874

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Long Island Iced Tea Corp. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-213874), so that such Registration Statement will become effective at 4:30 p.m. Eastern Time on Friday, October 14, 2016, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LONG ISLAND ICED TEA CORP.

By:	/s/ Philip Thomas
Name:	Philip Thomas
Title:	Chief Executive Officer